Weis Markets, Inc.

1000 S. Second Street * P.O. Box 471 * Sunbury, PA 17801-0471

William R. Mills
Senior Vice President and Treasurer/CFO

May 2, 2006

Filed via EDGAR

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance; Mail Stop 3561
Washington, D.C. 20549

RE:  Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 3, 2006
        File No. 001-5039

Dear Mr. Ohsiek:

        We reviewed your letter dated April 19, 2006, regarding the Weis Markets, Inc. December 31, 2005 Form 10-K and have addressed each of your comments in this response letter. Where indicated, we will revise disclosures in future filings as you have suggested.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 11

Notes to Consolidated Financial Statements, page 15

General

  The company has historically disclosed all recently issued accounting standards which may pertain to the company's financial position and results of operations in prior filings, if not precluded by other disclosures within the financial statements, regardless of materiality.

  The company did provide a disclosure in its 2005 third quarter 10-Q for EITF Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements Purchased After Lease Inception or Acquired in a Business Combination" and will provide a disclosure for FASB Staff Position FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" in its 2006 first quarter 10-Q.

  In future filings, the company will disclose the impact recently issued accounting standards will have on our financial position and results of operations when such standards are adopted in a future period.

Note 1(t) Vendor Allowances, page 18

  Vendor rebates, credits and promotional allowances are recorded only when the allowances are both earned and the related inventory is sold. To better emphasize this point for readers of our financial statements, we have drafted a revised disclosure for future filings, which reads as follows:

  Vendor allowances that relate to the company's buying and merchandising activities are recorded as a reduction of cost of sales as they are earned, in accordance with its underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Promotional rebates and credits are accounted for as a reduction in the cost of inventory and recognized when the related inventory is sold. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Long-term contract incentives, which require an exclusive vendor relationship, are allocated over the life of the contract. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially set up in the company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

  Vendor allowances recorded as credits in cost of sales totaled $40.7 million in 2005, $42.9 million in 2004, and $44.1 million in 2003. Vendor paid cooperative advertising credits totaled $16.8 million in 2005, $17.5 million in 2004, and $16.6 million in 2003. These credits were netted against advertising costs within "Operating, general and administrative expenses." The company had accounts receivable due from vendors of $800,000 and $1.6 million for earned advertising credits and $3.9 million and $5.3 million for earned promotional discounts as of December 31, 2005 and December 25, 2004, respectively. The company had $1.8 million and $3.5 million in unearned revenue included in accrued liabilities for unearned vendor programs under long-term contracts for display and shelf space allocation as of December 31, 2005 and December 25, 2004, respectively.

Note 6. Retirement Plans, page 21

  The company has an unfunded, non-qualified supplemental executive retirement plan and an unfunded, non-qualified pharmacist deferred compensation plan, which are designed to provide retirement benefits and salary deferral opportunities to certain highly compensated employees because of limitations imposed by the Internal Revenue Code and the Regulations implemented by the Internal Revenue Service. The plans allow the participants to defer current year base compensation that cannot be directed into the company's 401(k) Plan and also allow the company to replace benefits lost because these associates are excluded from participation in the qualified and fully funded defined contribution Profit Sharing Plan and the Employee Stock Bonus Plan.

  When the company makes a contribution to the Profit Sharing Plan or Employee Stock Bonus Plan, the participants' accounts in these deferred compensation plans are credited with the same amount, if any, that would have been allocated to their Profit Sharing Plan or Employee Stock Bonus Plan accounts had they not been excluded from participation in these qualified plans. On an annual basis, a participant's account balance is adjusted in the same manner as if the funds had been invested for the participant in the qualified plans.

  As required in Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the estimated cost to the company for the deferred compensation plans is accrued during the employee's service period. The aggregate amount accrued equals the present value of the benefits expected to be provided to the employee or their beneficiaries up to that date.

  Distribution of the value of a participant's account balance is made according to the terms of the "Participant's Deferral Agreement" and the deferred compensation plan. Distribution payments from the deferred compensation plans are made the earlier of (1) after five years from the end of the plan year following termination of service; or (2) after the end of the plan year in which the participant reaches the age of 65. Since these deferred compensation plans are unfunded, benefits are paid from the general assets of the company.

  In further review of the footnote disclosure made in the Form 10-K for fiscal 2005, it is apparent we have neglected to tell our readers that the supplemental executive retirement plan and the pharmacist deferred compensation plan are unfunded and are accounted for on an accrual basis. We will revise future filings to further clarify this fact.

        If you have any further comments, questions or suggestions, please feel free to write or call me. My direct dial number is (570) 286-3229 and my e-mail address is rmills@weismarkets.com.

Sincerely,

/S/William R. Mills

William R. Mills
Senior Vice President and Treasurer/CFO